Filed pursuant to Rule 424(b)(4)
Registration Statement No. 333-139795

4,500,000 Shares
Common Stock

G-III Apparel Group, Ltd. is offering 1,621,000 shares of our common stock and the selling stockholders identified in this prospectus are offering an additional 2,879,000 shares. We will not receive any of the proceeds from the sale of the shares sold by the selling stockholders. We and some of the selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 675,000 shares to cover over-allotments, if any.

Our common stock is traded on the Nasdaq Global Market under the symbol ‘‘GIII.’’ The last reported sale price on March 8, 2007 was $20.90 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE ‘‘RISK FACTORS’’ BEGINNING ON PAGE 5.

	Per Share	Total
Public offering price	$20.00	$90,000,000
Underwriting discount	$0.97	$4,365,000
Proceeds, before expenses, to us	$19.03	$30,847,630
Proceeds, before expenses, to the selling stockholders	$19.03	$54,787,370

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC	Cowen and Company

Lazard Capital Markets	Brean Murray, Carret & Co.

The date of this prospectus is March 9, 2007.

Calvin Klein

COLE HAAN

ELLEN TRACY

GUESS

IZOD

JONES NEW YORK

KENNETH COLE new york

NINE WEST

Sean John

G-III SPORTS

MAJOR LEAGUE BASEBALL

NFL

NHL

Louisville Slugger

Licensed

CALVIN KLEIN

CALVIN KLEIN

SEAN JOHN

GUESS

G-III SPORTS

MICHIGAN

KENNETH COLE

COLE HAAN

You should rely only on the information contained in this prospectus. Neither we nor the selling stockholders nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling stockholders nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

G-III, J.L. Colebrook, JLC, Colebrook & Co., American Classics By Colebrook, Black Rivet, ColeB Co, Siena Studio, Sports 58, Studio 512, Marvin Richards, WINLIT, LNR, La Nouvelle Renaissance and NY 10018 are our trademarks. This prospectus also includes the registered and unregistered trademarks of other persons.

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus, but might not contain all of the information that is important to you. For a more complete understanding of information you may consider important in making your investment decision, you should read the entire prospectus carefully, including information set forth under the heading ‘‘Risk Factors’’ and our consolidated financial statements and the related notes incorporated by reference in this prospectus.

In this prospectus, ‘‘G-III,’’ ‘‘we,’’ ‘‘us,’’ and ‘‘our’’ refer to G-III Apparel Group, Ltd., a Delaware corporation, together with its subsidiaries. References to fiscal years refer to the year ended or ending on January 31 of that year. For example, our fiscal year ended January 31, 2006 is referred to as ‘‘fiscal 2006’’.

Our Company

G-III is a leading designer, manufacturer and marketer of outerwear and sportswear under licensed brands, our own proprietary brands and private retail labels. We sell an extensive range of outerwear and sportswear, including coats, jackets and pants, as well as women’s suits and dresses. We provide high quality apparel under recognized brands to retailers such as Macy’s, Nordstrom and Saks. We distribute our products through a diverse mix and a large number of retailers at a variety of price points.

Licensed brands have been an important part of our strategy for over 10 years. We currently have licenses to produce branded fashion apparel including, among others, under the Calvin Klein, Sean John, Kenneth Cole, Cole Haan, Guess?, Jones New York, Nine West, Ellen Tracy, IZOD and Tommy Hilfiger labels. We also have licenses to produce branded sports apparel containing trademarks of the National Football League, National Basketball Association, Major League Baseball, National Hockey League, Louisville Slugger, World Poker Tour and over 100 U.S. colleges and universities.

We also work with leading retailers, such as Federated, Wal-Mart, JC Penney and Kohl’s, in developing product lines to be sold under their own proprietary private labels. We produce apparel under our own proprietary brands, including Marvin Richards, G-III, Black Rivet, Siena Studio, Colebrook, G-III by Carl Banks, Winlit, NY 10018 and La Nouvelle Renaissance.

In July 2005, we significantly expanded our business when we acquired Marvin Richards and the operating assets of Winlit Group, Ltd. As a result of the Marvin Richards acquisition, we added licenses for men’s and women’s outerwear under the Calvin Klein brand, as well as Marvin Richards’ own proprietary labels. As a result of acquiring Winlit’s assets, we added licenses for men’s and women’s outerwear under the Guess? brand, men’s leather outerwear under the Tommy Hilfiger brand and women’s outerwear under the Ellen Tracy brand. We also acquired Winlit’s own proprietary labels. In addition, we added significant management, merchandising, manufacturing and design expertise as a result of these acquisitions.

Recent Initiatives

In addition to the licenses we added as a result of the two acquisitions we made, we have undertaken several new initiatives, each of which we believe has significant revenue potential:

•	We expanded our relationship with Calvin Klein, one of the most recognized fashion brands in the United States, in August 2005 to include a license for women’s suits. We began to ship this line to department and specialty stores in January 2006 and had product in over 400 doors by fall 2006.

•	In March 2006, we announced that we would be designing and producing for Wal-Mart a new urban young men’s and boy’s branded sportswear line, under its Exsto label. We began shipping Exsto product during July 2006 and were shipping to over 500 Wal-Mart locations by fall 2006.

•	We further expanded our relationship with Calvin Klein in April 2006 to include a license for women’s dresses and began shipping this line to department and specialty stores in October 2006.

•	We expanded our relationship with Sean John to include a license for women’s sportswear. We expect to launch this line in department stores and urban specialty stores for fall 2007.

Competitive Strengths

We intend to capitalize on the following competitive strengths:

Broad portfolio of recognized brands.    Over the past 10 years, we have built a broad and deep portfolio of over 25 licensed and proprietary brands. We believe we are a licensee of choice for well-known brands that have built a loyal following of both fashion-conscious consumers and retailers who desire high quality, well-designed apparel. Our experience in developing our licensed brands and our own proprietary labels, as well as our reputation for producing high quality, well-designed apparel, has led major department stores and retailers, including Federated, Wal-Mart, JC Penney and Kohl’s, to select us as a designer and manufacturer for their private label programs.

Diversified distribution base.    We market our products at multiple price points and across multiple channels of distribution. Our products are sold to approximately 2,500 customers, including department and specialty stores such as Macy’s, Nordstrom and Saks, mid-tier and mass merchants such as Wal-Mart, JC Penney, Target and Kohl’s, and membership clubs such as Costco and Sam’s Club.

Superior design, sourcing and quality control.    Our designers work closely with our licensors and private label customers to create designs and styles that represent the look they want. We believe that our creative design team and our sourcing expertise give us an advantage in product development. We believe we have developed a significant customer following and positive reputation in the industry as a result of our design capabilities, sourcing expertise, on-time delivery and high standards of quality control.

Leadership position in the outerwear wholesale business.    As one of the largest outerwear wholesalers, we are widely recognized within the apparel industry for our quality, well-designed products. Our expertise and reputation in designing, manufacturing and marketing outerwear have enabled us to build strong customer relationships and to expand into women’s suits, dresses and other product categories.

Experienced management team.    Our executive management team has extensive experience in the apparel industry. Morris Goldfarb, our Chairman and Chief Executive Officer, has been with us for 35 years. In 2005, we added significant management, merchandising, manufacturing and design expertise as a result of our acquisition of the Marvin Richards and Winlit businesses. The experience, expertise and depth of our management team have enabled us to implement new initiatives in new product categories with existing licensees, such as Calvin Klein and Sean John, and private label customers, such as Wal-Mart.

Growth Strategy

Our goal is to build an all-season diversified apparel company with a broad portfolio of brands that we offer in multiple channels of retail distribution through the following growth strategies:

Execute new initiatives.    We are continually seeking opportunities to produce products for all seasons as we attempt to reduce our dependency on our third fiscal quarter for the majority of our net sales and substantially all of our net income. During the past year, we have initiated several product diversification efforts, each of which we believe has significant revenue potential.

Continue to grow our outerwear business.    We have been a leader in the outerwear business for many years and believe there is significant growth potential for us within this category. For example, we believe that the strong brand awareness of Calvin Klein, our addition of women’s outerwear for Sean John, and new private label programs, such as for the Candie’s brand distributed by Kohl’s, will provide us with increased outerwear business.

Extend our new product categories to additional brands.    We have been able to leverage our expertise and experience in the outerwear business to expand our licenses to new product categories such as women’s suits, dresses and sportswear. We will attempt to expand our distribution of products in these categories under other licensed brands, private label brands and our own brands.

Seek attractive acquisitions.    We plan to pursue acquisitions of complementary product lines and businesses, which could include wholesale and retail opportunities. Our acquisitions of the Marvin Richards and Winlit businesses increased our portfolio of licensed brands, added additional retail customers and allowed us to realize economies of scale.

Recent Developments

On February 21, 2007, we announced preliminary unaudited results for fiscal 2007. We anticipate net sales of $425 to $428 million, net income of $12.5 to $13.5 million and net income per diluted share of $0.90 to $0.95 for fiscal 2007 compared to net sales of $324 million, net income of $7.1 million and net income per diluted share of $0.58 for fiscal 2006. In computing net income per diluted share, there were approximately 14,000,000 weighted average shares outstanding for fiscal 2007 compared to 12,236,000 weighted average shares outstanding for fiscal 2006.

The Offering

Common stock offered by us	1,621,000 shares

Common stock offered by the selling stockholders	2,879,000 shares

Common stock to be outstanding after this offering	15,896,345 shares

Use of proceeds	We intend to use the net proceeds of this offering for general corporate purposes to support the growth of our business. We will not receive any proceeds from the sale of stock offered by the selling stockholders.

Nasdaq Global Market symbol	GIII

The number of shares of common stock that will be outstanding after this offering is based on 14,162,845 shares of common stock outstanding as of January 31, 2007 and excludes:

•	an aggregate of 1,298,798 shares of common stock issuable upon exercise of options outstanding as of January 31, 2007 at a weighted average exercise price of $4.77 per share;

•	an aggregate of 375,000 shares of common stock issuable upon exercise of warrants outstanding as of January 31, 2007 at an exercise price of $11.00 per share;

•	an aggregate of 1,044,240 shares of common stock reserved for future grants under our option plans; and

•	an aggregate of 367,225 shares held in treasury.

All share and per share information in this prospectus has been adjusted to reflect a three-for-two split of our common stock effective March 28, 2006.

Unless otherwise indicated, the information contained in this prospectus assumes no exercise of outstanding options or warrants and no exercise of the underwriters’ over-allotment option to purchase up to an additional 675,000 shares from us and some of the selling stockholders.

Corporate Information

We are a Delaware corporation that was formed in 1989. We and our predecessors have conducted business since 1974. Our executive offices are located at 512 Seventh Avenue, New York, NY 10019 and our telephone number is (212) 403-0500. Our website is http://www.g-iii.com. The information on our website is not a part of this prospectus.

Summary Consolidated Financial Data
(In thousands, except per share data)

The following table summarizes our consolidated financial data for the periods presented. You should read the data in conjunction with the information under ‘‘Selected Consolidated Financial Data’’ and our consolidated financial statements and related notes incorporated by reference in this prospectus.

Our results of operations for the year ended January 31, 2006 include the results of our Marvin Richards and Winlit divisions from July 11, 2005, the date we acquired the stock of Marvin Richards and certain assets from Winlit. Our results for fiscal 2006 exclude the seasonal losses that were incurred by the acquired companies in the first half of fiscal 2006. Results for fiscal 2007 include the operations of the acquired companies for the entire period, as well as interest expense and depreciation and amortization expense relating to the acquisitions for the entire period.

The summary consolidated income statement data for the nine months ended October 31, 2005 and 2006 and the summary consolidated balance sheet data as of October 31, 2006 set forth below are derived from our unaudited consolidated financial statements. In the opinion of our management, all known adjustments necessary for a fair presentation of the results for the nine months ended October 31, 2005 and 2006 have been made. The financial data for the nine months ended October 31, 2005 and 2006 include all normal recurring adjustments which in the opinion of our management are necessary for these periods. Our results of operations for the nine months ended October 31, 2006 are not necessarily indicative of the results that may be expected for the entire year or for any future period.

	Year Ended January 31,			Nine Months Ended October 31,
	2004	2005	2006	2005	2006
Consolidated Income Statement Data:
Net sales	$225,061	$214,278	$324,072	$254,941	$328,175
Gross profit	62,832	52,744	84,846	68,782	89,856
Operating profit	14,793	3,066	16,958	19,742	25,089
Net income	$8,376	$703	$7,092	$9,843	$12,671
Diluted earnings per share	$0.76	$0.06	$0.58	$0.82	$0.93
Weighted average shares outstanding – diluted	11,022	11,292	12,236	11,993	13,630

The following table summarizes our consolidated balance sheet data at October 31, 2006 on an actual basis, and as adjusted to reflect our sale of the 1,621,000 shares offered by us, after deducting the underwriting discount and estimated offering expenses payable by us.

	As of October 31, 2006
	Actual	As Adjusted
Consolidated Balance Sheet Data:
Working capital(1)	$86,704	$117,461
Total assets(1)	298,120	328,877
Short-term debt	106,691	106,691
Long-term debt, excluding current portion	16,800	16,800
Total stockholders’ equity(1)	110,789	141,546

(1)	Working capital, total assets and total stockholders’ equity as adjusted also include the amounts to be paid to us by selling stockholders upon exercise of options to purchase 112,500 shares to be sold in this offering.

 RISK FACTORS

An investment in our common stock involves various risks. Before making an investment in our common stock, you should carefully consider the following risks, as well as the other information contained or incorporated by reference in this prospectus, including our consolidated financial statements and the related notes. The risks described below are those which we believe are the material risks we face. Any of the risk factors described below or additional risks and uncertainties not presently known to us, or that we currently deem immaterial, could have a material adverse effect on our business, financial condition and results of operations. As a result, the trading price of our common stock could decline and you may lose some or all of your investment.

Risk Factors Relating to Our Operations

The failure to maintain our licensing agreements could cause us to lose significant revenues and have a material adverse effect on our results of operations.

We are dependent on sales of licensed product for a substantial portion of our revenues. In fiscal 2006, revenues from the sale of licensed product accounted for 60.8% of our net sales compared to 63.6% of our net sales in fiscal 2005 and 76.3% of our net sales in fiscal 2004. For the nine months ended October 31, 2006, revenues from the sale of licensed product accounted for 60.2% of our net sales compared to 57.3% of our net sales in the comparable period in the prior year.

We are generally required to achieve specified minimum net sales, make specified royalty and advertising payments and receive prior approval of the licensor as to all design and other elements of a garment prior to production. License agreements also may restrict our ability to enter into other license agreements for competing products. If we do not satisfy any of these requirements, a licensor usually will have the right to terminate our license. Even if a licensor does not terminate our license, the failure to achieve net sales sufficient to cover our required minimum royalty payments could have a material adverse effect on our results of operations. If a license contains a renewal provision, there are usually minimum sales and other conditions that must be met in order to be able to renew a license. Even if we comply with all the terms of a licensing agreement, we cannot be sure that we will be able to renew an agreement when it expires even if we desire to do so. The failure to maintain our license agreements could cause us to lose significant revenue and have a material adverse effect on our results of operations.

Our success is dependent on the strategies and reputation of our licensors.

Our business strategy is to offer our products on a multiple brand, multiple channel and multiple price point basis. As a part of this strategy, we license the names and brands of numerous recognized companies, designers and celebrities. In entering into these license agreements, we plan our products to be targeted towards different market segments based on consumer demographics, design, suggested pricing and channel of distribution. If any of our licensors decides to ‘‘reposition’’ its products under the brands we license from them, introduce similar products under similar brand names or otherwise change the parameters of design, pricing, distribution, target market or competitive set, we could experience a significant downturn in that brand’s business, adversely affecting our sales and profitability. In addition, as products may be personally associated with designers or celebrities, our sales of those products could be materially and adversely affected if any of those individuals’ images, reputations or popularity were to be negatively impacted.

If we are unable to successfully translate market trends into attractive product offerings, our sales and profitability could suffer.

Our ability to successfully compete depends on a number of factors, including our ability to effectively anticipate, gauge and respond to changing consumer demands and tastes across multiple product lines and tiers of distribution. We are required to translate market trends into attractive product offerings and operate within substantial production and delivery constraints. We cannot be sure we will continue to be successful in this regard. For example, a key part of our success in fiscal 2004 was a result of increased sales of fashion sports apparel. This trend did not continue in fiscal 2005 and, as a result, our results of operations were materially adversely affected. We need to anticipate and respond to changing trends quickly, efficiently and effectively in order to be successful.

Expansion of our product offerings involves significant costs and uncertainty and could adversely affect our results of operations.

An important part of our strategy is to expand the types of products we offer. For example, in the past year we have added licenses for new lines of women’s suits, sportswear and dresses. We have limited prior experience designing, manufacturing and marketing these types of products. We intend to continue to add additional product lines in the future. As is typical with new products, demand and market acceptance for any new products we introduce will be subject to uncertainty. Designing, producing and marketing new products require substantial expenditures. We cannot be certain that our efforts and expenditures will successfully generate sufficient sales or that sales that are generated will be sufficient to cover our expenditures.

If our customers change their buying patterns, request additional allowances or develop their own private label brands, our sales to these customers could be materially adversely affected.

Our customers’ buying patterns, as well as the need to provide additional allowances to vendors, could have a material adverse effect on our business, results of operations and financial condition. Customers’ strategic initiatives, including developing their own private labels brands and reducing the number of vendors they purchase from, could also impact our sales to these customers.

We have significant customer concentration, and the loss of one of our large customers could adversely affect our business.

Our 10 largest customers accounted for approximately 60.7% of our net sales in fiscal 2006 compared to 52.6% of our net sales in fiscal 2005, with our two largest customers accounting for 19.0% and 13.2% of our net sales in fiscal 2006. For the nine months ended October 31, 2006, our 10 largest customers accounted for approximately 73.9% of our net sales, with our two largest customers accounting for 23.8% and 14.6% of our net sales during that period. Consolidation in the retail industry, such as the combination of the Federated and May department store chains, has increased the concentration of our sales to our largest customers. We do not have long-term contracts with any customers, and sales to customers generally occur on an order-by-order basis that may be subject to cancellation or rescheduling by the customer. A decision by our major customers to decrease the amount of merchandise purchased from us, to increase the use of their own private label brands or to change the manner of doing business with us could reduce our revenues and materially adversely affect our results of operations.

If we miscalculate the market for our products, we may end up with significant excess inventories for some products and missed opportunities for others.

We often produce garments to hold in inventory in order to meet our customers’ delivery requirements and to be able to quickly fulfill reorders. If we misjudge the market for our products, we may be faced with significant excess inventories for some products and missed opportunities for others. In addition, weak sales and resulting markdown requests from customers could have a material adverse effect on our results of operations.

We are dependent upon foreign manufacturers.

We do not own or operate any manufacturing facilities. Almost all of our products are imported from independent foreign manufacturers. The failure of these manufacturers to ship products to us in a timely manner or to meet required quality standards could cause us to miss the delivery date requirements of our customers. The failure to make timely deliveries could cause customers to cancel orders, refuse to accept delivery of products or demand reduced prices, any of which could have a material adverse effect on our business. We do not have long-term written agreements with any of our manufacturers. As a result, any of these manufacturers may unilaterally terminate its relationship with us at any time.

We are also dependent on these manufacturers for compliance with our policies and the policies of our licensors and customers regarding labor practices employed by factories that manufacture product for us. Any failure by these manufacturers to comply with required labor standards or any other divergence in their labor or other practices from those generally considered ethical in the United States, and the potential negative publicity relating to any of these events, could result in a violation by us of our license agreements and harm us and our reputation.

We are subject to the risks of doing business abroad.

Our arrangements with foreign manufacturers are subject to the usual risks of doing business abroad, including currency fluctuations, political or labor instability and potential import restrictions, duties and tariffs. We do not maintain insurance for the potential lost profits due to disruptions of our overseas factories. Because our products are produced abroad, political or economic instability in China or elsewhere could cause substantial disruption in the business of our foreign manufacturers. This could materially adversely affect our financial condition and results of operations. There have been threats of anti-dumping cases with respect to apparel sourced from several countries, including Vietnam and China. Heightened terrorism security concerns could subject imported goods to additional, more frequent or more thorough inspections. This could delay deliveries or increase costs, which could adversely impact our results of operations. In addition, since we negotiate our purchase orders with foreign manufacturers in United States dollars, the value of the United States dollar against local currencies could impact our cost in dollars of production from these manufacturers. We are not currently engaged in any hedging activities to protect against these currency risks. If there is downward pressure on the value of the dollar, our purchase prices for our products could increase. We may not be able to offset an increase in product costs with a price increase to our customers.

Fluctuations in the price, availability and quality of materials used in our products could have a material adverse effect on our cost of goods sold and our ability to meet our customers’ demands.

Fluctuations in the price, availability and quality of the leather, wool and other materials used in our products could have a material adverse effect on our cost of sales or our ability to meet our customers’ demands. We compete with numerous entities for supplies of materials and manufacturing capacity. The supply and price of leather are vulnerable to animal diseases as well as natural disasters that can affect the supply and price of raw leather. For example, in the past, the outbreak of mad-cow and foot-and-mouth disease in Europe, and its aftereffects, adversely affected the supply of leather. Any recurrence of these diseases could adversely affect us. The prices for wool and other fabrics used in our products depend largely on the market prices for the raw materials used to produce them, such as raw wool or cotton. We may not be able to pass on all or any portion of higher material prices to our customers.

If we lose the services of our key personnel, our business will be harmed.

Our future success depends on Morris Goldfarb, our Chairman and Chief Executive Officer, and other key personnel. The loss of the services of Mr. Goldfarb and any negative market or industry perception arising from the loss of his services could have a material adverse effect on us and the price of our shares. Our other executive officers have substantial experience and expertise in our business and have made significant contributions to our success. The unexpected loss of services of one or more of these individuals could also adversely affect us.

We have expanded our business through acquisitions that could result in diversion of resources, an inability to integrate acquired operations and extra expenses. This could disrupt our business and adversely affect our financial condition.

Part of our growth strategy is to pursue acquisitions. For example, in July 2005, we acquired Marvin Richards and the operating assets of Winlit. The negotiation of potential acquisitions as well as the integration of acquired businesses could divert our management’s time and resources. Acquired businesses may not be successfully integrated with our operations. We may not realize the intended benefits of any acquisition.

Acquisitions could also result in:

•	substantial cash expenditures;

•	potentially dilutive issuances of equity securities;

•	the incurrence of debt and contingent liabilities;

•	a decrease in our profit margins; and

•	amortization of intangibles and potential impairment of goodwill.

If acquisitions disrupt our operations, our business may suffer.

We may need additional financing to continue to grow.

The continued growth of our business depends on our access to sufficient funds to support our growth. Our primary source of working capital to support our growth is our line of credit and related term loan entered into in July 2005. Our need for working capital and the amount of our debt increased as a result of our two acquisitions in July 2005. In December 2005, we began to make quarterly payments under our term loan of $1,650,000. A final payment under the term loan of $11,850,000 is due in July 2008. Our growth is dependent on our ability to extend and increase the line of credit and may be dependent on our ability to refinance the term loan if we do not generate sufficient cash to make the payments due under the term loan. If we are unable to refinance our debt, we cannot be sure we will be able to secure alternative financing on satisfactory terms or at all.

We are dependent on sales during the July through November period each year for the substantial majority of our net sales and net income, and our results of operations may suffer in the event that the weather is unusually warm during the peak outerwear selling season.

Retail sales of outerwear have traditionally been seasonal in nature. As a result, we are dependent on our sales from July through November each year for the substantial majority of our net sales and net income. Net sales in the months of July through November accounted for approximately 82% of our net sales in fiscal 2006, 74% of our net sales in fiscal 2005 and 75% of our net sales in fiscal 2004. Any difficulties we may encounter during this period as a result of weather or disruption of manufacturing or transportation of our products will have a magnified effect on our net sales and net income for the year. In addition, because of the large amount of outerwear we sell, unusually warm weather conditions during the peak fall and winter outerwear selling season could have a material adverse effect on our results of operations. The July through November time frame is expected to continue to provide a disproportionate amount of our net sales and net income for the foreseeable future.

Risk Factors Relating to the Apparel Industry

The competitive nature of the apparel industry may result in lower prices for our products and decreased gross profit margins.

The apparel business is highly competitive. We have numerous competitors with respect to the sale of apparel, including distributors that import apparel from abroad and domestic retailers with established foreign manufacturing capabilities. Many of our competitors have greater financial and marketing resources and greater manufacturing capacity than we do. We also compete with vertically integrated apparel manufacturers that also own retail stores. The general availability of contract manufacturing capacity also allows ease of access by new market entrants. The competitive nature of the apparel industry may result in lower prices for our products and decreased gross profit margins, either of which may materially adversely affect our sales and profitability. Sales of our products are affected by style, price, quality, brand reputation and general fashion trends.

If major department, mass merchant and specialty store chains continue to consolidate, our business could be negatively affected.

We sell our products to major department, mass merchant and specialty store chains. Continued consolidation in the retail industry, such as the purchase of May Department Store Company by Federated Department Stores, Inc., could negatively impact our business. Consolidation could reduce the number of our customers and potential customers. With increased consolidation in the retail industry, we are increasingly dependent on retailers whose bargaining strength may increase and whose share of our business may grow. As a result, we may face greater pressure from these customers to provide more favorable terms. If purchasing decisions become more centralized, the risks from consolidation increases. Customers may also concentrate purchases among a narrowing group of vendors. This could adversely affect our business.

The cyclical nature of the apparel industry and uncertainty over future economic prospects and consumer spending could have a materially adverse effect on our results of operations.

The apparel industry is cyclical. Purchases of outerwear, sportswear and other apparel tend to decline during recessionary periods and may decline for a variety of other reasons, including changes in fashion trends and the introduction of new products or pricing changes by our competitors. Uncertainties regarding future economic prospects could affect consumer-spending habits and have an adverse effect on our results of operations. Uncertainty with respect to consumer spending as a result of weak economic conditions has in the past caused our customers to delay the placing of initial orders and to slow the pace of reorders during the seasonal peak of our business. Weak economic conditions have had a material adverse effect on our results of operations at times in the past and could have a material adverse effect on our results of operations in the future as well.

The significant increase in fuel prices could adversely affect our results of operations.

Fuel prices have increased significantly during the past year, including as a result of Hurricane Katrina and tensions in the Middle East. Increased gasoline prices could adversely affect consumer spending, including discretionary spending on apparel. In addition, higher fuel prices could cause our operating expenses to increase, especially with respect to warehousing and freight. Any significant decrease in sales or increase in expenses as a result of higher fuel prices could adversely affect our results of operations.

If new legislation restricting the importation or increasing the cost of textiles and apparel produced abroad is enacted, our business could be adversely affected.

Legislation that would restrict the importation or increase the cost of textiles and apparel produced abroad has been periodically introduced in Congress. The enactment of new legislation or international trade regulation, or executive action affecting international textile or trade agreements, could adversely affect our business. International trade agreements that can provide for tariffs and/or quotas can increase the cost and limit the amount of product that can be imported.

The quota system established by the World Trade Organization was eliminated on December 31, 2004. We cannot be certain of the full impact that this elimination will have on international trade in general and the apparel industry in particular. We also cannot be certain of the impact of quota elimination on our business, including increased competition that could result from the importation of an increasing amount of lower priced apparel into the United States. Notwithstanding quota elimination, China’s accession agreement for membership in the WTO provides that WTO member countries, including the United States, may re-impose safeguard quotas on specific products. In May 2005, the United States imposed unilateral quotas on several product categories, limiting growth in imports of these categories to 7.5% a year. The safeguard quotas in several categories have been extended by the United States government and will likely continue through 2008. These limitations apply to a limited number of products imported by us from China. We are unable to assess the potential for additional action by the United States government with respect to these or other product categories in the event that the quantity of imported apparel significantly disrupts the apparel market in the United States. Additional action by the United States in response to a disruption in its apparel markets could limit our ability to import apparel and increase our costs.

Risks Relating to this Offering and Ownership of Our Common Stock

Two persons may be in a position to control matters requiring a stockholder vote.

Morris Goldfarb, our Chairman and Chief Executive Officer, and his father, Aron Goldfarb, our founder and former director, will beneficially own approximately 25.0% of our common stock after completion of this offering (23.1% if the over-allotment option is exercised in full). As a result, if they vote together, they may have the ability to control the outcome on matters requiring stockholder approval including, but not limited to, the election of directors and any merger, consolidation or sale of all or substantially all of our assets. They also may have the ability to control our management and affairs.

The price of our common stock has fluctuated significantly and could continue to fluctuate significantly.

Between February 1, 2005 and March 8, 2007, the market price of our common stock has ranged from a low of $4.34 to a high of $26.74 per share. The market price of our common stock may change significantly in response to various factors and events beyond our control, including:

•	fluctuations in our quarterly revenues or those of our competitors as a result of seasonality or other factors;

•	a shortfall in revenues or net income from that expected by securities analysts and investors;

•	changes in securities analysts’ estimates of our financial performance or the financial performance of our competitors or companies in our industry generally;

•	announcements concerning our competitors;

•	changes in product pricing policies by our competitors or our customers;

•	general conditions in our industry; and

•	general conditions in the securities markets.

Our actual financial results might vary from our publicly disclosed financial forecasts.

From time to time, we publicly disclose financial forecasts. Our forecasts reflect numerous assumptions concerning our expected performance, as well as other factors which are beyond our control and which might not turn out to be correct. As a result, variations from our forecasts could be material. Our financial results are subject to numerous risks and uncertainties, including those identified throughout this ‘‘Risk Factors’’ section and elsewhere in this prospectus and in the documents incorporated by reference in this prospectus. If our actual financial results are worse than our financial forecasts, the price of our common stock may decline.

Future sales of our common stock, including the shares purchased in this offering, may depress our stock price.

Sales of a substantial number of shares of our common stock in the public market by our stockholders after this offering, sales of our common stock by our management or the perception that such sales are likely to occur could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. Upon completion of this offering, we will have outstanding 15,896,345 shares of common stock. Of these shares:

•	10,524,967 shares generally will be freely tradable in the public market, including all of the 4,500,000 shares offered under this prospectus;

•	approximately 5,371,378 additional shares may be sold after the expiration of the 90-day lock-up agreements entered into by our officers, directors and the selling stockholders in this offering, subject to compliance with the volume limitations and other restrictions of Rule 144;

•	1,298,798 additional shares will be eligible for issuance pursuant to options presently outstanding under our existing stock option plans; and

•	375,000 additional shares will be eligible for issuance pursuant to warrants presently outstanding and exercisable at an exercise price of $11.00 per share.

We may issue shares of our common stock from time to time as consideration for or to finance future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisition or investment.

The failure to comply with the internal control evaluation and certification requirements of Section 404 of Sarbanes-Oxley Act could harm our operations and our ability to comply with our periodic reporting obligations.

We will be required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002 by the end of our fiscal year ending January 31, 2008. We have begun the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404. This process may divert internal resources and will take a significant amount of time, effort and expense to complete. If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and reevaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls from our independent auditors, which could adversely affect our ability to comply with our periodic reporting obligations under the Securities and Exchange Act of 1934, as amended, and the rules of the Nasdaq Global Market.

FORWARD-LOOKING STATEMENTS

Statements in this prospectus (including the documents incorporated by reference in this prospectus) concerning our business outlook or future performance; anticipated revenues, expenses or other financial items; product introductions and plans and objectives related thereto; and assumptions made or expectations as to any future events, conditions, performance or other matters, are ‘‘forward-looking statements’’ as that term is defined under U.S. federal securities laws. We generally use words such as ‘‘believe,’’ ‘‘may,’’ ‘‘could,’’ ‘‘will,’’ ‘‘intend,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘anticipate,’’ ‘‘plan,’’ and similar expressions to identify forward-looking statements. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: reliance on licensed products, reliance on foreign manufacturers, the nature of the apparel industry, including changing customer demand and tastes, seasonality, customer acceptance of new products, the impact of competitive products and pricing, dependence on existing management, possible disruption from acquisitions, general economic conditions, as well as other risks detailed in our filings with the Securities and Exchange Commission. Although we believe the expectations reflected in the forward-looking statements are reasonable, they relate only to events as of the date on which the statements are made, and we cannot assure you that our future results, levels of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of 1,621,000 shares of common stock in this offering will be approximately $30.3 million ($37.2 million if the over-allotment option is exercised in full), after deducting the underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of common stock being offered by the selling stockholders.

We expect to use the net proceeds for general corporate purposes to support the growth of our business. The net proceeds may also be used to acquire complementary product lines or businesses. Although we regularly investigate possible acquisitions, we have no existing commitments or agreements with respect to any particular acquisition.

Until we use the net proceeds of this offering for the above intended purposes, we intend to invest the funds in short-term, investment grade securities.

PRICE RANGE OF COMMON STOCK

Our common stock is quoted on the Nasdaq Global Market under the trading symbol ‘‘GIII.’’ The following table sets forth, for the fiscal periods shown, the high and low sales prices for our common stock, as reported by the Nasdaq National Market until June 30, 2006, and the Nasdaq Global Market after that date. All share prices have been adjusted to give retroactive effect to a three-for-two split of our common stock effective March 28, 2006.

	High	Low
Fiscal 2008
Quarter ending April 30, 2007 (through March 8, 2007)	$26.74	$19.57
Fiscal 2007
Quarter ended April 30, 2006	$12.82	$8.80
Quarter ended July 31, 2006	11.25	7.91
Quarter ended October 31, 2006	15.50	9.03
Quarter ended January 31, 2007	22.95	13.79
Fiscal 2006
Quarter ended April 30, 2005	$5.91	$4.49
Quarter ended July 31, 2005	7.84	4.34
Quarter ended October 31, 2005	7.93	6.23
Quarter ended January 31, 2006	9.89	6.33

The last sale price of our common stock on the Nasdaq Global Market on March 8, 2007 was $20.90 per share. On January 31, 2007, there were 51 holders of record of our common stock.

DIVIDEND POLICY

Our board of directors currently intends to follow a policy of retaining any earnings to finance the continued growth and development of our business and does not anticipate paying cash dividends in the foreseeable future. Any future determination as to the payment of cash dividends will be dependent upon our financial condition, results of operations and other factors deemed relevant by our board. Our loan agreement limits payments for cash dividends and stock redemptions to $1.5 million plus an additional amount based on the proceeds of sales of equity securities.

CAPITALIZATION
(In thousands, except share and per share amounts)

The following table sets forth our capitalization at October 31, 2006 on an actual basis, and as adjusted to reflect our sale of the 1,621,000 shares offered by us, after deducting the underwriting discount and estimated offering expenses payable by us.

You should read this table in conjunction with the sections of this prospectus entitled ‘‘Use of Proceeds’’ and ‘‘Selected Consolidated Financial Data,’’ and with our consolidated financial statements and related notes incorporated by reference in this prospectus.

	As of October 31, 2006
	Actual	As Adjusted
Current portion of term loan	$6,600	$6,600
Long-term debt, less current portion	16,800	16,800
Stockholders’ equity:
Preferred stock, $.01 par value; 1,000,000 shares authorized; no shares issued and outstanding actual and as adjusted.
Common stock, $.01 par value; 40,000,000 shares authorized; 14,386,825 shares issued actual and 16,120,325 shares issued as adjusted(1)	144	161
Additional paid-in capital	52,352	83,092
Retained earnings	59,263	59,263
	111,759	142,516
Common stock held in treasury – 367,225 shares at cost	(970)	(970)
Total stockholders’ equity(1)	110,789	141,546
Total capitalization	$134,189	$164,946

(1)	Shares outstanding and total stockholders’ equity as adjusted also include (i) 112,500 shares to be issued upon the exercise of options by selling stockholders who will sell these shares in this offering and (ii) the amounts to be paid to us upon exercise of these options.

SELECTED CONSOLIDATED FINANCIAL DATA
(In thousands, except per share data)

The selected consolidated financial data as of January 31, 2002, 2003, 2004, 2005 and 2006 set forth below are derived from our audited consolidated financial statements. The selected consolidated income statement data for the nine months ended October 31, 2005 and 2006 and the selected consolidated balance sheet data as of October 31, 2006 set forth below are derived from our unaudited consolidated financial statements. In the opinion of our management, all known adjustments necessary for a fair presentation of the results for the nine months ended October 31, 2005 and 2006 have been made. The financial data for the nine months ended October 31, 2005 and 2006 include all normal recurring adjustments which in the opinion of our management are necessary for these periods. Our results of operations for the nine months ended October 31, 2006 are not necessarily indicative of the results that may be expected for the entire year or for any future period. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements, unaudited consolidated financial statements and related notes. Certain amounts in the consolidated income statement data for fiscal years 2002 through 2005 have been reclassified to conform to the current year presentation.

Our results of operations for the year ended January 31, 2006 include the results of our Marvin Richards and Winlit divisions from July 11, 2005, the date we acquired the stock of Marvin Richards and certain assets from Winlit. Our results for fiscal 2006 exclude the seasonal losses that were incurred by the acquired companies in the first half of fiscal 2006. Results for fiscal 2007 include the operations of the acquired companies for the entire period, as well as interest expense and depreciation and amortization expense relating to the acquisitions for the entire period.

All share and per share information in the table below has been adjusted to give retroactive effect to a three-for-two split of our common stock effective March 28, 2006.

	Year Ended January 31,					Nine Months Ended October 31,
	2002	2003	2004	2005	2006	2005	2006
Consolidated Income Statement Data:
Net sales	$201,855	$203,301	$225,061	$214,278	$324,072	$254,941	$328,175
Cost of goods sold	158,160	153,367	162,229	161,534	239,226	186,159	238,319
Gross profit	43,695	49,934	62,832	52,744	84,846	68,782	89,856
Selling, general & administrative expenses	35,174	40,841	46,784	47,452	64,763	46,990	61,467
Depreciation and amortization	1,069	1,360	1,255	1,344	3,125	2,050	3,300
Non-recurring charge		3,556
Write-down of equity investment				882
Operating profit	7,452	4,177	14,793	3,066	16,958	19,742	25,089
Interest and financing charges, net	3,577	1,907	1,179	1,086	4,349	2,771	4,573
Income before income taxes	3,875	2,270	13,614	1,980	12,609	16,971	20,516
Income taxes	1,511	1,888	5,238	1,277	5,517	7,128	7,845
Net income	$2,364	$382	$8,376	$703	$7,092	$9,843	$12,671
Basic earnings per share	$0.24	$0.04	$0.81	$0.07	$0.62	$0.87	$0.98
Weighted average shares outstanding – basic	10,014	10,147	10,368	10,773	11,509	11,307	12,898
Diluted earnings per share	$0.21	$0.03	$0.76	$0.06	$0.58	$0.82	$0.93
Weighted average shares outstanding – diluted	11,061	11,020	11,022	11,292	12,236	11,993	13,630

	As of January 31,					As of October 31,
	2002	2003	2004	2005	2006	2006
Consolidated Balance Sheet Data:
Working capital	$46,140	$47,260	$57,388	$59,868	$61,197	$86,704
Total assets	67,701	70,956	80,696	80,595	138,317	298,120
Short-term debt	906	885	852	972	7,578	106,691
Long-term debt, excluding current portion	203	88	0	510	21,750	16,800
Total stockholders’ equity	54,813	55,748	65,272	66,930	82,011	110,789

BUSINESS

Overview

G-III designs, manufactures and markets an extensive range of outerwear and sportswear, including coats, jackets and pants, as well as women’s suits and dresses. We sell our products under licensed brands, our own proprietary brands and private retail labels. We provide high quality apparel under recognized brands to retailers such as Macy’s, Nordstrom and Saks. We distribute our products through a diverse mix and a large number of retailers at a variety of price points.

Licensed brands have been an important part of our strategy for over 10 years. We currently have licenses to produce branded fashion apparel, including, among others, under the Calvin Klein, Sean John, Kenneth Cole, Cole Haan, Guess?, Jones New York, Nine West, Ellen Tracy, IZOD and Tommy Hilfiger labels. We also have licenses to produce branded sports apparel containing trademarks of the National Football League, National Basketball Association, Major League Baseball, National Hockey League, Louisville Slugger, World Poker Tour and over 100 U.S. colleges and universities.

We work with leading retailers, such as Federated, Wal-Mart, JC Penney and Kohl’s, in developing product lines to be sold under their own proprietary private labels. In March 2006, we announced that we had expanded our relationship with Wal-Mart to design and produce a new young men’s and boy’s branded urban sportswear line, under its Exsto label. We began shipping Exsto product during July 2006 and were shipping to over 500 Wal-Mart locations by fall 2006. We also produce apparel under our own proprietary brands, including Marvin Richards, G-III, Black Rivet, Siena Studio, Colebrook, G-III by Carl Banks, Winlit, NY 10018 and La Nouvelle Renaissance.

In July 2005, we acquired the business of Marvin Richards and the operating assets of Winlit Group, Ltd. As a result of the Marvin Richards acquisition, we added licenses for men’s and women’s outerwear under the Calvin Klein brand name, as well as Marvin Richards’ own proprietary labels. As a result of acquiring Winlit’s assets, we added licenses for men’s and women’s outerwear under the Guess? brand, men’s leather outerwear under the Tommy Hilfiger brand and women’s outerwear under the Ellen Tracy brand. We also acquired Winlit’s own proprietary labels. In addition, we added significant management, merchandising, manufacturing and design expertise as a result of these acquisitions.

As an immediate benefit of our acquisition of Marvin Richards, we expanded our relationship with Calvin Klein by entering into license agreements in September 2005 to manufacture and distribute women’s better suits, and in April 2006 to manufacture and distribute women’s dresses, under the Calvin Klein label.

Competitive Strengths

Our broad portfolio of high-profile brands combined with our extensive distribution relationships positions us for growth. We intend to capitalize on the following competitive strengths in order to achieve our goal of creating an all-season diversified apparel company:

Broad portfolio of recognized brands.    Over the past 10 years, we have built a broad and deep portfolio of over 25 licensed and proprietary brands. We believe we are a licensee of choice for well-known brands that have built a loyal following of both fashion-conscious consumers and retailers who desire high quality, well designed apparel. We have selectively added the licensing rights to premier brands in women’s, men’s and sports categories catering to a wide range of customers. In an environment of rapidly changing consumer fashion trends, we benefit from a balanced mix of well-established and newer brands. In addition to our licensed brands, we own several successful proprietary brands. Our experience in developing our licensed brands and our own proprietary labels, as well as our reputation for producing high quality, well-designed apparel, has led major department stores and retailers, including Federated, Wal-Mart, JC Penney and Kohl’s, to select us as a designer and manufacturer for their private label programs.

We currently market apparel under the following licensed and proprietary brand names:

Women’s	Men’s	Sports
Licensed Brands
Calvin Klein	Calvin Klein	National Football League
ck Calvin Klein	ck Calvin Klein	Major League Baseball
Kenneth Cole NY	Kenneth Cole NY	National Basketball Association
Reaction Kenneth Cole	Reaction Kenneth Cole	National Hockey League
Sean John	Sean John	Collegiate Licensing Company
Cole Haan	Cole Haan	Louisville Slugger
Guess	Guess	World Poker Tour
Guess?	Guess?
House of Deréon	IZOD
Jones New York	Tommy Hilfiger
Jones NY Collection
Nine West
Ellen Tracy
Company Ellen Tracy
IZOD
Proprietary Brands
G-III	G-III	G-III Sports by Carl Banks
Black Rivet	Black Rivet
Marvin Richards	Colebrook
Winlit	Winlit
Colebrook
NY 10018
La Nouvelle Renaissance
LNR
Siena Studio

Diversified distribution base.    We market our products at multiple price points and across multiple channels of distribution, allowing us to provide products to a broad range of consumers, while reducing our reliance on any one demographic segment, merchandise preference or distribution channel. Our products are sold to approximately 2,500 customers, including leading department and specialty stores such as Macy’s, Nordstrom and Saks, mid-tier and mass merchants such as Wal-Mart, JC Penney, Target and Kohl’s, and membership clubs such as Costco and Sam’s Club. As a result of our broad distribution platform, we are a licensee and supplier of choice and can more easily adapt to changes in the retail environment. In addition, we believe our strong relationships with retailers have been established through many years of personal customer service and adherence to meeting or exceeding retailer expectations.

Superior design, sourcing and quality control.    Our in-house design and merchandising team of over 100 professionals designs substantially all of our licensed, proprietary and private label products. Our designers work closely with our licensors and private label customers to create designs and styles that represent the look they want. We believe that our creative design team and our sourcing expertise give us an advantage in product development. We have a network of worldwide suppliers that allows us to negotiate competitive terms without relying on any single vendor. In addition, we employ a 25-person quality control team and a 33-person sourcing group in China to ensure the quality of our products. We believe we have developed a significant customer following and positive reputation in the industry as a result of our design capabilities, sourcing expertise, on-time delivery and high standards of quality control.

Leadership position in the outerwear wholesale business.    As one of the largest outerwear wholesalers, we are widely recognized within the apparel industry for our high-quality and well-designed products. Our knowledge of the outerwear business and our industry-wide reputation provide us with an advantage when we are competing for outerwear licenses and private label business. We are known for our leather manufacturing expertise, a skill that has given us another competitive advantage in the outerwear market. Our expertise and reputation in designing, manufacturing and marketing outerwear have enabled us to build strong customer relationships and to expand into women’s suits, dresses and other product categories.

Experienced management team.    Our executive management team has extensive experience in the apparel industry. Morris Goldfarb, our Chief Executive Officer and son of our founder, has been with us for 35 years, Jeanette Nostra, our President, has been with us for 25 years, and Wayne S. Miller, our Chief Operating Officer, has been with us for eight years. In 2005, we added significant management, merchandising, manufacturing and design expertise as a result of our acquisition of the Marvin Richards and Winlit businesses. The principals of those businesses, Sammy Aaron and David Winn, each have more than 25 years’ experience in the apparel industry. The experience, expertise and depth of our management team have enabled us to implement new initiatives in new product categories with existing licensees, such as Calvin Klein and Sean John, and private label customers, such as Wal-Mart.

Growth Strategy

Our goal is to build an all-season diversified apparel company with a broad portfolio of brands that we offer in multiple channels of retail distribution through the following growth strategies:

Execute new initiatives.    We are continually seeking opportunities to produce products for all seasons as we attempt to reduce our dependency on our third fiscal quarter for the majority of our net sales and substantially all of our net income. We have initiated the following product diversification efforts, each of which we believe has significant revenue potential:

•	We expanded our relationship with Calvin Klein, one of the most recognized fashion brands in the United States, in August 2005 to include a license for women’s suits. We began to ship this line to department and specialty stores in January 2006 and had product in over 400 doors by fall 2006.

•	In March 2006, we announced that we would be designing and producing for Wal-Mart a new urban young men’s and boy’s branded sportswear line, under its Exsto label. We began shipping Exsto product during July 2006 and were shipping to over 500 Wal-Mart locations by fall 2006.

•	We further expanded our relationship with Calvin Klein in April 2006 to include a license for women’s dresses and began shipping this line to department and specialty stores in October 2006.

•	We expanded our relationship with Sean John to include a license for women’s sportswear. We expect to launch this line in department stores and urban specialty stores for fall 2007.

Continue to grow our outerwear business.    We have been a leader in the outerwear business for many years and believe there is significant growth potential for us in this category. Specifically, our Calvin Klein men’s and women’s outerwear businesses is expected to benefit from Calvin Klein’s strong brand awareness and loyalty among consumers. In May 2006, we added a license for Sean John women’s outerwear to our existing license for their men’s outerwear. We also intend to expand our private label outerwear business with additional programs, such as the Candies’ brand distributed by Kohl’s.

Extend our new product categories to additional brands.    We have been able to leverage our expertise and experience in the outerwear business to expand our licenses to new product categories such as women’s suits, dresses and sportswear. We will attempt to expand our distribution of products in these categories under other licensed brands, private label brands and our own brands. Specifically, we expect to seek additional licenses to produce dresses and private label programs to produce women’s suits.

Seek attractive acquisitions.    We plan to continue to pursue acquisitions of complementary product lines and businesses, which could include wholesale and retail opportunities. In July 2005, we acquired two businesses, Marvin Richards and Winlit, both of which added name-brand licenses, including Calvin Klein, Guess?, Tommy Hilfiger and Ellen Tracy, to our expanding brand portfolio. In addition, each of these companies has recognized proprietary labels and significant private label programs. These acquisitions have increased our portfolio of licensed brands, added additional retail customers and allowed us to realize economies of scale. We believe that our existing infrastructure and management depth will enable us to complete additional acquisitions in the apparel industry.

Products - Development and Design

G-III designs, manufactures and markets women’s and men’s apparel at a wide range of retail sales prices. Our product offerings primarily include outerwear, sportswear and women’s suits and dresses. We sell products under licensed brands, our own brands and private retail labels.

G-III’s licensed apparel consists of both men’s and women’s products. Our strategy is to seek licenses that will enable us to offer a range of products targeting different price points and different tiers of distribution. Our women’s licensed apparel includes products that sell at retail prices generally ranging from $100 for sportswear items to $3,500 for outerwear. Our men’s licensed apparel consists of garments that generally sell at retail prices ranging from $50 for sportswear items to $2,000 for outerwear.

G-III’s proprietary branded apparel also consists of both men’s and women’s products. The Black Rivet, Colebrook, Marvin Richards, Winlit and NY 10018 lines of women’s apparel consist of moderately priced women’s outerwear and sportswear that typically sell at retail prices from $40 for sportswear items to $250 for outerwear. Products in our men’s outerwear lines, primarily consisting of leather outerwear, sold under the G-III, Colebrook and Winlit labels, typically have retail prices between $40 and $400. Siena Studio, LNR and La Nouvelle Renaissance, our bridge-priced lines of women’s leather and textile apparel, primarily consist of jackets, skirts and related sportswear separates with retail prices from $100 for skirts to $700 for outerwear.

We also work with retail chains, such as Federated, Wal-Mart, Sam’s Club, JC Penney and Kohl’s, in developing product lines sold under their own proprietary private labels. We meet frequently with department and specialty chain store buyers who custom order products by color, fabric and style. These buyers may provide samples to us or may select styles already available in our showrooms. We believe we have established a reputation among these buyers for our ability to produce high quality product on a reliable, expeditious and cost-effective basis.

Our in-house designers are responsible for the design and look of our licensed and non-licensed products. We work closely with our licensors to create designs and styles for each of our licensed brands. Licensors generally must approve products to be sold under their brand names prior to production. We respond to style changes in the apparel industry by maintaining a continuous program of style, color, leather and fabric selection. In designing new products and styles, we attempt to incorporate current trends and consumer preferences. We seek to design products in response to trends in consumer preferences, rather than attempt to create new market trends and styles.

Our design personnel meet regularly with our sales and merchandising department, as well as with the design and merchandising staffs of our licensors, to review market trends, sales results and the popularity of our latest products. In addition, our representatives regularly attend trade and fashion shows and shop at fashion forward stores in the United States, Europe and the Far East. Our designers present sample items along with their evaluation of the styles expected to be in demand in the United States. We also seek input from selected customers with respect to product design. We believe that our sensitivity to the needs of retailers, coupled with the flexibility of our production capabilities and our continual monitoring of the retail market, enables us to modify designs and order specifications in a timely fashion.

Licensing

The following table sets forth for each of our principal licenses the date on which the current term ends and the date on which any potential renewal term ends:

License	Date Current Term Ends	Date Potential Renewal Term Ends
Fashion Licenses
Calvin Klein (Men’s outerwear)	December 31, 2010	December 31, 2015
Calvin Klein (Women’s outerwear)	December 31, 2008	December 31, 2013
Calvin Klein (Women’s dresses)	December 31, 2011	December 31, 2016
Calvin Klein (Women’s suits)	December 31, 2011	None
Cole Haan (Men’s and Women’s outerwear)	January 31, 2010	January 31, 2012
Ellen Tracy/Company Ellen Tracy (Women’s outerwear)	December 31, 2007	December 31, 2010
Guess/Guess? (Men’s and Women’s outerwear)	December 31, 2009	None
IZOD (Men’s and Women’s outerwear)	December 31, 2007	December 31, 2012
Jones New York/Jones NY Collection (Women’s outerwear)	January 31, 2009	None
Kenneth Cole NY/Reaction Kenneth Cole (Men’s and Women’s outerwear)	December 31, 2008	December 31, 2012
Nine West (Women’s outerwear)	January 31, 2008	None
Sean John (Men’s outerwear)	January 31, 2010	None
Sean John (Women’s outerwear and sportswear)	December 31, 2009	December 31, 2022
Tommy Hilfiger (Men’s outerwear)	March 31, 2009	None
Sports Licenses
Collegiate Licensing Company	March 31, 2007	None
Major League Baseball	December 31, 2007	None
National Basketball Association	September 30, 2007	None
National Football League	March 31, 2010	None

Under our licensing agreements, we are generally required to achieve minimum net sales of licensed products, pay guaranteed minimum royalties, make specified royalty and advertising payments (usually based on a percentage of net sales of licensed products), and receive prior approval of the licensor as to all design and other elements of a garment prior to production. If we do not satisfy any of these requirements or otherwise fail to meet our obligations under a license agreement, a licensor usually will have the right to terminate our license.

Our ability to renew the current term of a license agreement is usually subject to attaining minimum sales and/or royalty levels and to our compliance with all of the terms of the agreement. Other criteria may also impact our ability to renew a license. As a result, we cannot be sure that we will be able to renew a license agreement when it expires if we desire to do so.

We believe that brand owners are looking to consolidate the number of licensees they engage to develop product and to choose licensees who have a successful track record of developing brands. We continue to seek other opportunities to enter into license agreements in order to expand our product offerings under nationally recognized labels and broaden the markets that we serve.

Revenues from the sale of licensed products accounted for 60.8% of our net sales during fiscal 2006 compared to 63.6% of our net sales in fiscal 2005 and 76.3% of our net sales in fiscal 2004. For the nine months ended October 31, 2006, revenues from the sale of licensed products accounted for 60.2% of our net sales compared to 57.3% of our net sales in the comparable period in the prior year. In fiscal 2006, sales of licensed product as a percentage of total net sales decreased primarily because a majority of the revenue from our Marvin Richards division, which we acquired in fiscal 2006, was generated by their own proprietary brands. The significant decrease in fiscal 2005 compared to fiscal 2004 in the percentage of our net sales accounted for by licensed products was the result of our largest customer shifting from orders for licensed product to orders for our proprietary branded product.

Manufacturing and Sourcing

G-III arranges for the production of products from independent manufacturers located primarily in China and, to a lesser extent, in South Korea, the Ukraine, Eastern Europe, the Dominican Republic, Macau, Sri Lanka and Vietnam. A small portion of our garments is manufactured in the United States.

In January 2005, we sold our joint venture interest in a factory in Northern China to our joint venture partner. We manufactured approximately 3.2% of our products at this factory in fiscal 2006. We may continue to source comparable unit levels of production through this factory although the percentage of our products from this factory will decrease as a result of our acquisitions in July 2005.

In fiscal 2006, we completed the transition from a branch office in Korea to two representative offices in Qingdao and Hangzhou, China. As a result, we closed our branch office in Korea that had acted as a liaison between us and manufacturers in the Far East. Because a majority of our production is being sourced in China, we believe it is more efficient to provide the liaison functions in closer proximity to where the manufacturing occurs. Our China offices will perform all the functions that had previously been performed in Korea. At November 30, 2006, we had 34 employees in our Qingdao office and 34 employees in our Hangzhou office.

G-III’s headquarters provides these liaison offices with production orders stating the quantity, quality, delivery time and types of garments to be produced. Liaison office personnel negotiate and place orders with one or more manufacturers. In allocating production among independent suppliers, we consider a number of criteria, including, but not limited to, quality, availability of production capacity, pricing and ability to meet changing production requirements.

To facilitate better service for our customers and accommodate the volume of manufacturing in the Far East, we also have an office in Hong Kong. The Hong Kong office also supports third party production of products on a commission-fee basis that we arrange as agent directly for some of our customers. We utilize our China and Hong Kong office employees to monitor production at each manufacturer’s facility to ensure quality control, compliance with our specifications and timely delivery of finished garments to our distribution facilities and customers. At November 30, 2006, the Hong Kong office employed five persons.

In connection with the foreign manufacture of our apparel, manufacturers purchase leather, wool and other fabrics under our direction. In addition, they purchase necessary ‘‘submaterials’’ (such as linings, zippers, buttons and trimmings) according to parameters specified by us. Prior to commencing the manufacture of garments, samples of raw materials or submaterials are sent to us for approval. We regularly inspect and supervise the manufacture of our products in order to ensure timely delivery, maintain quality control and monitor compliance with our manufacturing specifications. We also inspect finished apparel at the factory site.

The manufacture of the substantial majority of our apparel is performed manually. A pattern is used in cutting fabric to panels that are assembled in the factory. All submaterials are also added at this time. We inspect products throughout this process to insure that the design and quality specifications of the order are being maintained as the garment is assembled. After pressing, cleaning and final inspection, the garment is labeled and ready for shipment. A final random inspection by us occurs when the garments are packed for shipment.

We generally arrange for the production of apparel on a purchase order basis with completed garments manufactured to our design specifications. We assume the risk of loss predominantly on a Freight-On-Board (F.O.B.) basis when goods are delivered to a shipper and are insured against casualty losses arising during shipping.

As is customary in the apparel industry, we have not entered into any long-term contractual arrangements with any contractor or manufacturer. We believe that the production capacity of foreign manufacturers with which we have developed, or are developing, a relationship is adequate to meet our apparel production requirements for the foreseeable future. We believe that alternative foreign apparel manufacturers are readily available.

A majority of all finished goods manufactured for us is shipped to our New Jersey warehouse and distribution facilities or to designated third party facilities for final inspection and allocation, as well as reshipment to customers. The goods are delivered to our customers and us by independent shippers, choosing the form of shipment (principally ship, truck or air) based upon a customer’s needs, cost and timing considerations.

Quotas and Customs

Until January 1, 2005, our textile apparel was subject to quota restrictions. Quotas represent the right to export amounts of certain categories of merchandise into a country. On January 1, 2005, pursuant to the Agreement on Textiles and Clothing, quotas on textile and apparel products were eliminated for World Trade Organization, or WTO, members, including the United States. China’s accession agreement for membership in the WTO provides that WTO member countries, including the United States, may re-impose safeguard quotas on specific products if it is determined that imports from China have surged and are threatening to create a market disruption for these categories of products. In May 2005, the United States imposed unilateral safeguard quotas on several product categories, limiting growth in imports of these categories to 7.5% a year. The safeguard quotas in several categories have been extended by the United States government and will likely continue through 2008. These limitations apply to a limited number of products imported by us from China. We do not, however, expect these limitations to have a negative impact on our ability to manufacture and import women’s suits, dresses and sportswear.

Our arrangements with textile manufacturers and suppliers are subject to requisite customs clearances for textile apparel and the imposition of export duties. United States Customs duties on our textile apparel presently range from duty free to 28%, depending upon the type of fabric used and how the garment is constructed. Countries in which our products are manufactured and sold may, from time to time, impose new duties, tariffs, surcharges or other import controls or restrictions or adjust prevailing duty or tariff levels. We continually monitor duty, tariff and other import restriction developments. We seek to minimize our potential exposure to import related risks through, among other measures, geographical diversification of manufacturing sources and shifts of production among countries and manufacturers.

Raw Materials

We purchase most products manufactured for us on a finished goods basis. We coordinate the sourcing of raw materials used in the production of our apparel, such as leather, wool and cotton, which are available from numerous sources. The leather apparel industry competes with manufacturers of other leather products for the supply of leather. Leather skins are a byproduct. Accordingly, raw material costs for leather products are impacted by changes in meat consumption worldwide, as well as by the popularity of leather products.

Marketing and Distribution

G-III’s products are sold primarily to department, specialty and mass merchant retail stores in the United States. We sell to approximately 2,500 customers, ranging from national and regional chains to small specialty stores.

Sales to Federated Department Stores accounted for an aggregate of 19.0% of our net sales in fiscal 2006 and 23.8% of our net sales in the nine months ended October 31, 2006. Federated completed the acquisition of May Department Store Company in August 2005. Sales to Federated in fiscal 2006 include sales to the Macy’s, Lord & Taylor and Marshall Fields retail chains that were part of the combined Federated and May. Sales to Federated in the nine months ended October 31, 2006 do not include sales to Lord & Taylor, which was sold by Federated during that period. Sales to department store divisions of Federated and May accounted for an aggregate of 11.3% of our net sales in each of fiscal 2005 and fiscal 2004. The increase in the percentage of our net sales to Federated was the result of our two acquisitions in July 2005.

Sales to the Sam’s Club and Wal-Mart divisions of Wal-Mart Stores, Inc. accounted for an aggregate of 15.3% of our net sales in fiscal 2004, 15.0% of our net sales in fiscal 2005, 13.2% of our net sales in fiscal 2006 and 14.6% of our net sales for the nine months ended October 31, 2006.

The loss of either Federated or Wal-Mart, or a significant reduction in purchases by either customer, could have a material adverse effect on our results of operations. Sales to our 10 largest customers accounted for 60.7% of our net sales in fiscal 2006 compared to 52.6% of our net sales in fiscal 2005. For the nine months ended October 31, 2006, our 10 largest customers accounted for approximately 73.9% of our net sales.

Almost all of our sales are made in the United States. We also market our products in Canada, Europe and the Far East, which, on a combined basis, accounted for less than 1% of our net sales in fiscal 2006.

G-III’s products are sold primarily through a direct sales force that consisted of 52 employees as of November 30, 2006. Our principal executives are also actively involved in sales of our products. Some of our products are also sold by various retail buying offices and independent sales representatives located throughout the United States. Final authorization of all sales of product is solely through our New York showrooms, enabling our management to deal directly with, and be readily accessible to, major customers, as well as to more effectively control our selling operations.

Brand name products sold by us pursuant to a license agreement are promoted by institutional and product advertisements placed by the licensor. Our license agreements generally require us to pay the licensor a fee, based on a percentage of net sales of licensed product, to pay for a portion of these advertising costs. We may also be required to spend a specified percentage of net sales of a licensed product on advertising placed by us.

We primarily rely on our reputation and relationships to generate business in our non-licensed segment. We believe we have developed a significant customer following and positive reputation in the industry as a result of, among other things, standards of quality control, on-time delivery, competitive pricing and willingness and ability to assist customers in their merchandising of our products. In addition, we have, to a limited extent, advertised our own labels and engaged in cooperative advertising programs with retailers. We believe we have developed brand awareness of our own labels primarily through our reputation, consumer acceptance and the fashion press.

Seasonality

Retail sales of outerwear apparel have traditionally been seasonal in nature. Although we sell our apparel products throughout the year, net sales in the months of July through November accounted for approximately 82% of our net sales in fiscal 2006, 74% of our net sales in fiscal 2005 and 75% of our net sales in fiscal 2004. The percentage of our net sales increased during this period in fiscal 2006 because we made two acquisitions in July 2005. The July through November time frame is expected to continue to represent a disproportionate amount of our net sales and net income.

Order Book

A portion of our orders consists of short-term purchase orders from customers who place orders on an as-needed basis. Information relative to open purchase orders at any date may also be materially affected by, among other things, the timing of the initial showing of apparel to the trade, as well as by the timing of recording of orders and shipments. As a result, we do not believe that disclosure of the amount of our unfilled customer orders at any time is meaningful.

Competition

We have numerous competitors with respect to the sale of apparel, including distributors that import apparel from abroad and domestic retailers with established foreign manufacturing capabilities. Many of our competitors have greater financial and marketing resources and greater manufacturing capacity than we do. We also compete with vertically integrated apparel manufacturers that also own retail stores. The general availability of contract manufacturing capacity also allows ease of access by new market entrants. Sales of our products are affected by style, price, quality, brand reputation and general fashion trends.

Trademarks

Several trademarks owned by us have been granted federal trademark protection through registration with the U.S. Patent and Trademark Office, including G-III, G-III (& Design), G-III Sports By

Carl Banks & Design, J.L. Colebrook, JLC, Colebrook & Co., American Classics By Colebrook, Black Rivet, Black Rivet & Design [lower diamond], Black Rivet & Design [upper diamond], Black Rivet & Design [circles and diamond], ColeB Co. (& Design), Siena, Siena Studio, Sports 58 (& Design) and Studio 512.We have applications for several additional marks pending before the U.S. Patent and Trademark Office, including the trademarks we acquired from Marvin Richards.

We acquired trademarks previously owned by Winlit Group, Ltd., including WINLIT, WINLIT (Stylized), LNR, LNR (Stylized), La Nouvelle Renaissance and NY 10018 upon our acquisition of specified assets of Winlit. We also acquired the J. Percy Sport, Marvin Richards and J. Percy For Marvin Richards United Kingdom trademarks upon our acquisition of Marvin Richards.

We have been granted trademark registration for G-III in Canada, the European Union, France and Mexico, for J.L. Colebrook in Canada, France, Great Britain, Mexico and the European Union, for J.L.C. (& Design) and JLC (& Design) in Canada, and for BR (& Design) in the European Union and Russia. We also have applications for several additional marks in Canada.

Employees

As of November 30, 2006, we had 532 full-time employees, of whom 94 worked in executive or administrative capacities, 204 worked in design, merchandising and sourcing, 182 worked in warehouse and distribution facilities, and 52 worked in sales. We employ both union and non-union personnel and believe that our relations with our employees are good. We have not experienced any interruption of any of our operations due to a labor disagreement with our employees.

We are a party to an agreement with the Amalgamated Clothing and Textile Workers Union, covering approximately 75 of our full-time employees as of January 31, 2006. This agreement, which is currently in effect through October 31, 2007, automatically renews on an annual basis thereafter unless terminated by us or the union prior to September 1 of that year.

Properties

Our executive offices, sales showrooms and support staff are located at 512 Seventh Avenue in New York City. We lease an aggregate of approximately 42,500 square feet in this building through March 31, 2011 at a current aggregate annual rent of approximately $1.2 million. We also lease approximately 4,000 square feet at a current annual rent of $90,000 in an adjoining building at 500 Seventh Avenue for additional design staff.

We assumed leases for an additional 28,000 square feet of office and showroom space at 512 Seventh Avenue in connection with our acquisition of Marvin Richards. The current aggregate annual rent for this space is $500,000. One of these leases expires in January 2008 and the other expires in December 2013. We assumed a lease in New York City for approximately 20,000 square feet of office and showroom space at 463 Seventh Avenue in connection with the Winlit transaction. The current annual rent is approximately $440,000 and the lease expires in December 2011.

In February 2005, we extended the lease on our warehouse and distribution facility, located in Secaucus, New Jersey, through February 2011. As part of the new lease, we leased an additional 95,000 square feet of adjacent space that we have utilized since October 1, 2005, giving us total space at the facility of approximately 205,000 square feet. Annual rent for the entire premises is approximately $1.2 million. We obtained the additional space to reduce our reliance on third party warehouses and accommodate the additional volume we anticipate being generated from our newly signed licenses. In fiscal 2006, we spent approximately $800,000 to renovate the new and existing warehouse space.

In June 2006, we entered into a seven-year lease for an additional distribution center in South Brunswick, New Jersey. This facility contains approximately 305,000 square feet of space which will be used by us for product distribution. Annual rent for this facility is approximately $1.2 million. As a result of adding this new facility, we did not renew our lease for our distribution center in Edison, New Jersey, which expired in January 2007 and covered approximately 89,000 square feet of space. The additional space is expected to allow us to meet some of our anticipated increased shipping volume. We estimate that the renovation of this new facility will cost us between $1 million and $1.5 million and that the facility will be fully operational by May 2007.

A majority of our finished goods is shipped to our New Jersey warehouse and distribution facilities for final reshipment to customers. We also use third-party warehouses to accommodate our finished goods storage and reshipment needs.

We also lease office space at 345 West 37th Street in New York City for administrative personnel. This space is leased from a corporation owned by Morris Goldfarb and Aron Goldfarb. Aggregate payments under this lease in fiscal 2006 were $227,000. We lease three floors in the building as well as parking spaces and a billboard. Total leased space in this building is approximately 10,100 square feet. In March 2007, we entered into an agreement to terminate the lease agreement with respect to our office space at 345 West 37th Street. Our administrative personnel currently located at 345 West 37th Street will move into other office space currently leased by us.

Legal Proceedings

In the ordinary course of our business, we are subject to periodic lawsuits, investigations and claims. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we do not believe that any currently pending legal proceeding or proceedings to which we are a party will have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of each of our executive officers and directors.

Name	Age	Position
Morris Goldfarb	56	Chairman of the Board, Chief Executive Officer and Director
Sammy Aaron	47	Vice Chairman, President-Marvin Richards Division and Director
Jeanette Nostra	55	President
Wayne S. Miller	49	Chief Operating Officer and Secretary
Neal S. Nackman	47	Chief Financial Officer and Treasurer
Deborah Gaertner	52	Vice President – Women’s Sales Division of G-III Leather Fashions
Thomas J. Brosig (1)(3)	57	Director
Pieter Deiters	63	Director
Alan Feller (1)	64	Director
Carl Katz	66	Director
Laura Pomerantz (2)	59	Director
Willem van Bokhorst (1)(2)	60	Director
Richard White (1)(2)(3)	53	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating Committee.

Morris Goldfarb is our Chairman of the Board and Chief Executive Officer, as well as one of our directors. Until April 1997, Mr. Goldfarb also served as our President. Mr. Goldfarb has served as an executive officer of G-III and our predecessors since our formation in 1974. Mr. Goldfarb is also a director of Lakes Entertainment, Inc.

Sammy Aaron became our Vice Chairman and President of our Marvin Richards division, as well as one of our directors, after the Marvin Richards acquisition in July 2005. Prior to joining G-III, Mr. Aaron served as the President of Marvin Richards from 1998 until July 2005.

Jeanette Nostra became our President in April 1997. She had been our Executive Vice President since March 1992. Ms. Nostra’s responsibilities for G-III include sales, marketing, merchandising, product development and public relations for our licensed fashion brands. We have employed Ms. Nostra since 1981.

Wayne S. Miller has been our Chief Operating Officer since December 2003 and our Secretary since November 1998. He also served as our Chief Financial Officer from April 1998 until September 2005 and as our Treasurer from November 1998 until April 2006.

Neal S. Nackman has been our Chief Financial Officer since September 2005 and was elected Treasurer in April 2006. Mr. Nackman also served as Vice President – Finance from December 2003 until April 2006. Prior to joining G-III, Mr. Nackman was a financial consultant with Jefferson Wells International from January 2003 until December 2003. From May 2001 until October 2002, he was Senior Vice President – Controller of Martha Stewart Living Omnimedia, Inc. From May 1999 until May 2001, he was Chief Financial Officer of Perry Ellis International Inc. From August 1995 until May 1999, he was the Vice-President – Finance with Nautica Enterprises, Inc.

Deborah Gaertner is the Vice President – Women’s Division of G-III Leather Fashions and has held this position since March 1992. Ms. Gaertner is responsible for sales and marketing of certain of our women’s apparel lines. She previously served as Vice President, Imports from June 1989 until March 1992, coordinating production and merchandising.

Thomas J. Brosig has served as a member of our board of directors since 1992. Mr. Brosig is currently retired. From January 1999 through February 2002, he served as President, Mid-South Region,

Park Place Entertainment. For more than five years prior to 1999, he served its predecessor, Grand Casinos, Inc., in various executive capacities including its President from September 1996 to January 1999. From January 1999 to October 1999, he served as President and was a Director of Lakes Entertainment, Inc. Mr. Brosig currently serves as a Director of Mountaineer Gaming Inc.

Pieter Deiters has served as a member of our board of directors since 2005. Mr. Deiters has been a member of the supervisory board of Tootal N.V. Enshede, a textile trading company in the Netherlands, since 2002 and an advisor to Bandolera B.V., a women’s clothing manufacturer in the Netherlands, since 2000. Since 1998, Mr. Deiters has been a senior member of the Turn Around Management Team of the European Bank for Reconstruction and Development and Vice President of the Supervisory Board of Royal Ten Cate Companies, KTC, a Netherlands company quoted in the Euronext Stock Market.

Alan Feller has served as a member of our board of directors since 1996. Mr. Feller is currently retired. Mr. Feller was our Chief Financial Officer from December 1989 to April 1998, and served as our Executive Vice President, Treasurer and Secretary from January 1990 through July 1995. Mr. Feller served as a consultant to us from May 1998 through October 1999.

Carl Katz has served as a member of our board of directors since 1989. Mr. Katz is currently retired. Mr. Katz was Executive Vice President of our Siena Leather division from 1989 until January 2003. Mr. Katz had been an executive of Siena since 1981.

Laura Pomerantz has served as a member of our board of directors since 2005. Ms. Pomerantz has been a principal of PBS Realty Advisors, LLC since 1994. She has also served as a director of Newkirk Realty Trust, Inc. since 2005.

Willem van Bokhorst has served as a member of our board of directors since 1989. Mr. van Bokhorst has been a Managing Partner of STvB Advocaten, a Netherlands Antilles law firm with offices in Amsterdam and Curaçao, for more than the past five years.

Richard White has served as a member of our board of directors since 2003. Mr. White has been a Managing Director and head of the Private Equity Investment Department of Oppenheimer & Co. Inc. since June 2004. From 2002 to June 2004, he served as President of Aeolus Capital Group LLC, an investment management firm. From 1985 until 2002, he was a Managing Director at CIBC Capital Partners, an affiliate of CIBC World Markets, and its predecessor firm, Oppenheimer & Co., Inc. During that time, Mr. White worked in both the Investment Banking and Private Equity Investing departments. Mr. White is a director of ActivIdentity Corp., a company which develops digital identity and authentication software and hardware, and Escalade Inc., a manufacturer of sporting goods and office products. He has also served as a director of Lakes Entertainment Inc. since 2006. Mr. White previously served as a director of G-III from November 1991 to July 1993.

Carl Katz, one of our directors, and Jeanette Nostra, our President, are married to each other.

Goldfarb Employment Agreement

We have an employment agreement with Morris Goldfarb effective through January 31, 2009. Two years prior to the expiration of the term of the agreement, it will automatically be extended for an additional year unless prior to that time either we or Mr. Goldfarb provides a written notice that the term should not be extended any further. The agreement provides for an annual base salary of $650,000, with increases at the discretion of the board of directors. The agreement also provides for a $2,000,000 life insurance policy which names Mr. Goldfarb’s wife as beneficiary and an annual incentive bonus equal to varying percentages of pre-tax income (as defined in the employment agreement) if pre-tax income exceeds $2,000,000. The percentages vary from 3% of pre-tax income in excess of $2,000,000 up to 6% of pre-tax income in excess of $2,000,000 if pre-tax income exceeds $4,000,000. Pursuant to the employment agreement, we will contribute $50,000 per year to a supplemental pension trust for Mr. Goldfarb’s benefit for each year in which net after-tax income (as defined in the employment agreement) exceeds $1,500,000. In addition, pursuant to the employment agreement, in the event that Morris Goldfarb’s employment is terminated (i) by us without cause or (ii) by Morris Goldfarb because of a material breach by us of the agreement, in either case at any time after a ‘‘Change in Control’’ (as defined in the employment agreement), then Mr. Goldfarb will be entitled to receive from us, in general, (a) an amount equal to 2.99 times his base salary and bonus, as well as (b) certain employment-related benefits for a period of three years from the date of his termination.

Aaron Employment Agreement

On July 11, 2005, we entered into an employment agreement with Sammy Aaron. His employment agreement has a term through January 31, 2009 with automatic one-year renewals unless either party gives written notice to the other at least 90 days prior to the expiration of the initial term or any renewal period. The employment agreement provides for an annual base salary of $500,000, with increases at the discretion of the board of directors. On February 1, 2006, the Compensation Committee of the board of directors approved an increase in Mr. Aaron’s annual base salary to $600,000. Mr. Aaron is also entitled to participate in our benefit plans. If the employment agreement is terminated by us without justifiable cause (as defined in the employment agreement) or by Mr. Aaron for good reason (as defined in his employment agreement), Mr. Aaron is entitled to receive his salary and benefits for the remainder of the term of the employment agreement, subject to compliance by Mr. Aaron with his non-competition and other certain obligations in the employment agreement.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of January 31, 2007 and upon completion of this offering by:

•	each of our directors;

•	each of our executive officers named under the heading ‘‘Management — Executive Officers and Directors’’;

•	each person or entity who is known by us to beneficially own more than 5% of our outstanding common stock;

•	all our directors and executive officers as a group; and

•	each of the selling stockholders.

Except as indicated by footnote, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.

Percentage of beneficial ownership after the transaction is based on 15,896,345 shares of common stock outstanding at the completion of this offering.

Except for beneficial ownership of our securities or positions as directors or officers as reflected below, none of the selling stockholders has had any material relationship with us within the past three years. Morris Goldfarb, our Chairman and Chief Executive Officer, is an investor in PEC I, LLC, one of the selling stockholders. Mr. Goldfarb and PEC I, LLC have agreed that Mr. Goldfarb will have no direct or indirect ownership or economic interest in our securities purchased by PEC I, LLC in our private placement in July 2006 or in our securities purchased by PEC I, LLC from Aron Goldfarb in July 2006.

Except as set forth in the footnotes to the table, the information set forth below under the captions ‘‘Other 5% Holders’’ and ‘‘Other Selling Stockholders’’ has been provided to us by the selling stockholders.

Name and Address	Shares Beneficially Owned Prior To Offering(1) Number		Percent		Number Of Shares Being Offered(2)		Shares Beneficially Owned After Offering	Percent
Directors
Morris Goldfarb(3)	4,629,488	(4)	31.9%		1,100,000	(5)	3,529,488	21.7%
Sammy Aaron(3)	363,859	(6)	2.6%		200,000		163,859	1.0%
Thomas J. Brosig(3)	4,500	(7)		*	—		4,500	*
Pieter Deiters(3)	6,600	(8)		*	—		6,600	*
Alan Feller(3)	19,112	(9)		*	—		19,112	*
Carl Katz(3)	180,900	(10)	1.3%		75,000	(11)	105,900	*
Laura Pomerantz(3)	3,000	(12)		*	—		3,000	*

Willem van Bokhorst Julianaplein 5 Curaçao, Netherlands Antilles	51,825	(13)		*	—		51,825	*
Richard White(3)	33,600	(14)		*	—		33,600	*
Other Executive Officers
Jeanette Nostra(3)	180,900	(15)	1.3%		75,000		105,900	*
Wayne S. Miller(3)	102,298	(16)		*	37,500		64,798	*
Deborah Gaertner(3)	44,512	(17)		*	7,500		37,012	*
Neal S. Nackman(3)	27,000	(18)		*	9,000		18,000	*
Other 5% Holders
S.A.C. Capital Associates, LLC c/o S.A.C. Capital Advisors, LLC 72 Cummings Point Road Stamford, CT 06902	881,610	(19)	5.3	%(20)	296,960		584,650	3.6%

Name and Address	Shares Beneficially Owned Prior To Offering(1) Number		Percent		Number Of Shares Being Offered(2)	Shares Beneficially Owned After Offering		Percent
Aron Goldfarb(3)	927,032	(21)		6.5%	400,000	527,032		3.3%
Buckingham Capital Management 750 Third Avenue, Sixth Floor New York, NY 10017	1,113,150	(22)		7.9%	—	1,113,150		7.0%
All directors and executive officers as a group (13 persons)	5,466,694	(23)		36.6%	1,429,000	4,037,694	(24)	24.4%
Other Selling Stockholders
Lee Lipton(3)	211,250	(25)		1.5%	100,000	111,250		*
Andrew Reid(3)	211,250	(26)		1.5%	100,000	111,250		*
David Winn(3)	112,500	(27)		*	50,000	62,500		*
Prentice Capital Partners, LP 623 Fifth Avenue, 32nd Floor New York, NY 10022	64,590	(28) (29)		*	21,760	42,830		*
Prentice Capital Partners QP, LP 623 Fifth Avenue, 32nd Floor New York, NY 10022	323,950	(29) (30)		2.3%	109,120	214,830		1.3%
Prentice Capital Offshore, Ltd. 623 Fifth Avenue, 32nd Floor New York, NY 10022	712,270	(29) (31)	4.9	%(32)	239,920	472,350		3.0%
PEC I, LLC 623 Fifth Avenue, 32nd Floor New York, NY 10022	237,500	(29) (33)		1.7%	80,000	157,500		1.0%
GPC XLIII, LLC 623 Fifth Avenue, 32nd Floor New York, NY 10022	155,080	(29) (34)		1.0%	52,240	102,840		*

*	Less than one percent

(1)	For purposes of this table, a person or a group of persons is deemed to have ‘‘beneficial ownership’’ of any shares of common stock when such person or persons have the right to acquire them within 60 days after January 31, 2007. For purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which such person or persons have the right to acquire within 60 days after January 31, 2007 are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)	In the event the underwriters exercise the over-allotment option in full, the 675,000 over-allotment shares will be sold by the following persons or entities: G-III Apparel Group, Ltd. – 360,000 shares; Morris Goldfarb – 225,000 shares; S.A.C. Capital Associates, LLC – 33,408 shares; Prentice Capital Partners, LP – 2,448 shares; Prentice Capital Partners QP, LP – 12,276 shares; Prentice Capital Offshore, Ltd. – 26,991 shares; PEC I, LLC – 9,000 shares; and GPC XLIII, LLC – 5,877 shares.

(3)	The address of such individual is c/o G-III Apparel Group, Ltd., 512 Seventh Avenue, New York, New York 10018.

(4)	Includes (i) 360,000 shares of common stock which may be acquired within 60 days upon the exercise of options; (ii) 195,000 shares of common stock held in a trust, of which Mr. Goldfarb’s wife is one of two trustees with shared voting and dispositive power, for the benefit of Mr. Goldfarb’s daughter; (iii) 195,000 shares of common stock held in a trust, of which Mr. Goldfarb’s wife is one of two trustees with shared voting power, for the benefit of Mr. Goldfarb’s son; (iv) 14,833 shares of common stock owned by Mr. Goldfarb’s wife; (v) 441,300 shares of common stock held by Morris and Arlene Goldfarb as joint tenants; (vi) 57,500 shares of common stock owned by The Morris and Arlene Goldfarb Family Foundation, Inc., of which Mr. Goldfarb is the President and Treasurer; and (vii) 108,375 shares of common stock held by Goldfarb Family Partners, L.L.C., of which Mr. Goldfarb is the Managing Member.

(5)	The 1,100,000 shares will be sold by the following persons or entities: Morris Goldfarb – 820,000 shares; The Morris Goldfarb Irrevocable Trust F/B/O Jeffrey David Goldfarb – 130,000 shares; The Morris Goldfarb Irrevocable Trust F/B/O Laura Renee Goldfarb – 130,000 shares; and The Morris and Arlene Goldfarb Family Foundation, Inc. – 20,000 shares.

(6)	Sammy Aaron has been a director and executive officer of G-III and the President of our Marvin Richards division since July 11, 2005.

(7)	Consists of shares of common stock which may be acquired within 60 days upon the exercise of options.

(8)	Consists of shares of common stock which may be acquired within 60 days upon the exercise of options.

(9)	Includes 10,600 shares of common stock which may be acquired within 60 days upon the exercise of options.

(10)	Consists of shares of common stock which may be acquired within 60 days upon exercise of options.

(11)	Consists of 75,000 shares of common stock which may be acquired within 60 days upon the exercise of options. The shares indicated as being offered are being sold by Ms. Nostra.

(12)	Consists of shares of common stock which may be acquired within 60 days upon the exercise of options.

(13)	Includes 32,100 shares of common stock which may be acquired within 60 days upon the exercise of options.

(14)	Includes 27,100 shares of common stock which may be acquired within 60 days upon the exercise of options.

(15)	Consists of shares of common stock which may be acquired within 60 days upon the exercise of options. Ms. Nostra has been our President for more than three years.

(16)	Consists of shares of common stock which may be acquired within 60 days upon the exercise of options. Mr. Miller is our Chief Operating Officer and has been an executive officer of ours for more than three years.

(17)	Includes 8,250 shares of common stock which may be acquired within 60 days upon the exercise of options.

(18)	Includes 18,000 shares of common stock which may be acquired within 60 days upon the exercise of options.

(19)	Consists of 742,400 shares of common stock and warrants to purchase 139,210 shares of common stock.

Prentice Capital Management, LP manages various investments of S.A.C. Capital Associates, LLC, including S.A.C. Capital Associates, LLC’s investments in us. Prentice Capital Management, LP has, except in limited circumstances, the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of our common stock held of record by S.A.C. Capital Associates, LLC. S.A.C. Capital Associates, LLC disclaims beneficial ownership of any securities owned by Prentice Capital Management, LP or its affiliates and the shares of our common stock held of record by S.A.C. Capital Associates, LLC.

(20)	Notwithstanding the amount listed for S.A.C. Capital Associates, LLC, with respect to the warrants held by S.A.C. Capital Associates, LLC, such amount is subject to the exercise limitation set forth in the warrants which prohibits the exercise of the warrants if such action would result in the selling securityholder (together with its affiliates) having beneficial ownership of more than 4.99% of the total issued and outstanding shares of common stock.

(21)	Aron Goldfarb, our founder, was a director of ours for more than three years until June 2005.

(22)	Information is derived from the Schedule 13G filed with the Securities and Exchange Commission on May 12, 2006 (the ‘‘BCM Schedule 13G’’) by Buckingham Capital Management Incorporated (‘‘BCM’’) , a registered investment advisor, as adjusted for our three-for-two stock split. The BCM Schedule 13G states that BCM is deemed to have beneficial ownership of 1,113,150 shares of common stock.

(23)	Includes 753,348 shares of common stock which may be acquired within 60 days upon the exercise of options.

(24)	Includes 640,848 shares of common stock which may be acquired within 60 days upon the exercise of options.

(25)	Mr. Lipton has been employed as Vice President of our Marvin Richards division since July 11, 2005.

(26)	Mr. Reid has been employed as Vice President of our Marvin Richards division since July 11, 2005.

(27)	Includes 37,500 shares of common stock which may be acquired within 60 days upon the exercise of options. Mr. Winn has been employed as President of our Winlit division since July 11, 2005.

(28)	Consists of 54,400 shares of common stock and warrants to purchase 10,190 shares of common stock.

(29)	Prentice Capital GP, LLC (‘‘Prentice Capital GP’’) has investment and voting power with respect to our securities held by the following entities (the ‘‘Domestic Funds’’): (i) Prentice Capital Partners, LP, (ii) Prentice Capital Partners QP, LP, and (iii) GPC XLIII, LLC. Prentice Capital Management, LP has investment and voting power with respect to our securities held by the following entities (the ‘‘Other Funds’’): (i) Prentice Capital Offshore, Ltd. and (ii) S.A.C. Capital Associates, LLC (except in limited circumstances). Mr. Michael Zimmerman controls Prentice Capital Management, LP, Prentice Capital GP and Prentice Management GP, LLC. Each of Prentice Capital Management, Prentice Capital GP, Prentice Management GP, LLC and Mr. Zimmerman disclaims beneficial ownership of any of these securities. Each Domestic Fund and Other Fund disclaims beneficial ownership of any of the securities not held by such Domestic Fund or Other Fund.

(30)	Consists of 272,800 shares of common stock and warrants to purchase 51,150 shares of common stock.

(31)	Consists of 599,800 shares of common stock and warrants to purchase 112,470 shares of common stock.

(32)	Notwithstanding the amount listed for Prentice Capital Offshore, Ltd., with respect to the warrants held by Prentice Capital Offshore, Ltd., such amount is subject to the exercise limitation set forth in the warrants which prohibits the exercise of the warrants if such action would result in the selling securityholder (together with its affiliates) having beneficial ownership of more than 4.99% of the total issued and outstanding shares of common stock.

(33)	Consists of 200,000 shares of common stock and warrants to purchase 37,500 shares of common stock.

(34)	Consists of 130,600 shares of common stock and warrants to purchase 24,480 shares of common stock.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the aggregate number of shares of common stock set forth opposite its name below:

Underwriters	Number of Shares
Thomas Weisel Partners LLC	1,912,500
Cowen and Company, LLC	1,237,500
Lazard Capital Markets LLC	675,000
Brean Murray, Carret & Co., LLC	675,000
Total	4,500,000

Of the 4,500,000 shares to be purchased by the underwriters, 1,621,000 shares will be purchased from us and 2,879,000 will be purchased from the selling stockholders.

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The underwriters are required to purchase and pay for all of the shares of common stock listed above if any are purchased.

Thomas Weisel Partners LLC expects to deliver the shares of common stock to purchasers on or about March 14, 2007.

Over-Allotment Option

We and some of the selling stockholders have granted a 30-day over-allotment option to the underwriters to purchase up to a total of 675,000 additional shares of our common stock at the public offering price, less the underwriting discount payable, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Commissions and Discounts

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $0.582 per share of common stock to other dealers specified in a master agreement among underwriters who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $0.10 per share of common stock to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to other conditions, including the right to reject orders in whole or in part.

Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

The following table summarizes the compensation to be paid to the underwriters by us and the selling stockholders and the proceeds, before expenses, payable to us and the selling stockholders:

		Total
	Per Share	With Over-Allotment	Without Over-Allotment
Public offering price	$20.00	$103,500,000	$90,000,000
Underwriting discount	0.97	5,019,750	4,365,000
Proceeds, before expenses, to us	19.03	37,698,430	30,847,630
Proceeds, before expenses, to the selling stockholders	19.03	60,781,820	54,787,370

We estimate that the total expenses of this offering, excluding the underwriting discount, will be approximately $500,000.

Indemnification of Underwriters

We and the selling stockholders will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act of 1933, as amended. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

Our directors and executive officers and the selling stockholders have agreed with the underwriters, subject to certain exceptions, not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, without the prior written consent of Thomas Weisel Partners LLC for a period of 90 days after the date of this prospectus.

We have agreed that for a period of 90 days after the date of this prospectus, we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, except for (1) the shares of common stock offered in this offering, (2) any shares of our common stock issuable upon exercise of options or warrants outstanding on the date of this prospectus, and (3) any shares of our common stock issued as consideration for the acquisition of another entity or in connection with a license, joint venture or similar arrangement in an amount not to equal or exceed 20% of the number of shares of our common stock outstanding immediately following this offering.

The 90-day restricted period described in the preceding paragraphs will be automatically extended if: (1) during the last 17 days of the 90-day restricted period we release earnings results or announce material news or a material event; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 90-day period, then in each case the restrictions described in the preceding paragraphs will be automatically extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event.

Nasdaq Global Market Listing

Our common stock is quoted on the Nasdaq Global Market under the symbol ‘‘GIII.’’

Short Sales, Stabilizing Transactions and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the SEC.

Short sales.    Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in this offering. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing transactions.    The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty bids.    If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

The transactions above may occur on the Nasdaq Global Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us; and

(c) it has complied with, and will comply with, all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, which we refer to as a Relevant Member State, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than € 43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an ‘‘offer of shares to the public’’ in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression ‘‘Prospectus Directive’’ means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

LEGAL MATTERS

The validity of the shares of common stock offered in this prospectus will be passed upon for us by Fulbright & Jaworski L.L.P., New York, New York. Certain legal matters relating to the offering will be passed upon for the underwriters by Morgan, Lewis & Bockius LLP, New York, New York.

EXPERTS

The consolidated financial statements of G-III Apparel Group, Ltd. appearing in G-III Apparel Group’s Annual Report (Form 10-K) for the year ended January 31, 2006 (including schedules appearing therein), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The combined financial statements of J. Percy for Marvin Richards, Ltd. and CK Outerwear, LLC as of December 31, 2004 and for the year then ended appearing in our Form 8-K/A filed on September 27, 2005, have been audited by Eisner LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (SEC). We have also filed with the SEC a registration statement on Form S-3 to register the securities being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the securities offered in this prospectus, please refer to the registration statement and its exhibits. Our SEC filings may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers, including us, that file electronically with the SEC. These SEC filings are available from the SEC’s website at http://www.sec.gov. More information about us can be obtained by visiting our website at http://www.g-iii.com.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to ‘‘incorporate by reference’’ in this prospectus the information that we have filed with them. This means that we can disclose important information to you in this document by referring you to other filings we have made with the SEC. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below:

•	Our annual report on Form 10-K for the fiscal year ended January 31, 2006 and the amendment thereto on Form 10-K/A filed on May 8, 2006;

•	Our quarterly reports on Form 10-Q for the fiscal quarters ended April 30, 2006, July 31, 2006 and October 31, 2006, filed on June 8, 2006, September 13, 2006 and December 14, 2006;

•	Our current reports on Form 8-K filed on February 7, 2006, March 2, 2006, March 7, 2006, July 14, 2006, August 1, 2006, February 1, 2007 and March 7, 2007;

•	The description of our capital stock contained in our Form 8-K filed on May 1, 2006; and

•	The financial statements and other information concerning our acquisition of Marvin Richards set forth in our Form 8-K filed on July 15, 2005 and the amendment thereto on Form 8-K/A filed on September 27, 2005.

This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus.

All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents.

Upon your written or oral request, we will provide at no cost to you, a copy of any and all of the reports or documents that are incorporated by reference in this prospectus. Copies of any and all reports or documents that are incorporated by reference in this prospectus may be accessed at our website at http://www.g-iii.com.

Requests for such documents should be directed to:

Neal S. Nackman
Chief Financial Officer
G-III Apparel Group, Ltd.
512 Seventh Avenue
New York, New York 10018
(212) 403-0500

Proprietary & Private Label

BLACK RIVET

BLACK RIVET

ALFANI

COLEBROOK

EXPRESS

CANDIES

EXSTO

a.n.a

apt.9

ALFANI

BLACK Rivet*

Candie's

COLEBROOK*

COVINGTON*

* Proprietary Label

EXPRESS

Exsto

ST. JOHN'S BAY

winlit*

WORTHINGTON*

* Proprietary Label

4,500,000 Shares
Common Stock

Thomas Weisel Partners LLC
Cowen and Company
Lazard Capital Markets
Brean Murray, Carret & Co.

Neither we, the selling stockholders nor any of the underwriters has authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.